Giovanni Caruso Partner

345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

September 25, 2008

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Vector Intersect Security Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed September 12, 2008 File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated September 22, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

Summary. page 9
The Acquisition. page 10

1.  We note the newly-disclosed subscription agreement on page 12 with Catalyst Equity Management, pursuant to which Vector may use the funds from the sale of securities to purchase shares of its common stock in private transactions and will name Yair Shamir to Vector's board. Please disclose why Vector would purchase its shares prior to the closing of the transaction. Disclose whether Vector intends to use any such repurchases to help secure approval of the business combination with Cyalume and, if so, how.

Yaron Eitan
Vector Intersect Security Acquisition Corp.
September 25, 2008

The disclosure on pages 13 and 40 has been revised in accordance with the Staff’s comments

2.  Disclose the material terms of the warrants to be issued pursuant to the subscription agreement with Catalyst Equity Management. Update your disclosure throughout the proxy statement regarding these warrants, including shares eligible for future sale, and the description of Vector's securities.

The disclosure on pages 13 and 40 has been revised to include the material terms of the warrants. In addition, the disclosure on pages 25, 131 and 134 has been revised to update the information for the issuance of these warrants.

3.  It appears that Yair Shamir is a former outside director of Mercury Interactive LLC. Please refer to http://www.sec.gov/litigation/litreleases/2008/lr20724.htm and revise your disclosure for Mr. Shamir with respect to Items 401(e) and (f) of Regulation S-K, or advise us why no revision is necessary.

The disclosure on pages 117-118 has been revised to include the information from the release cited by the Staff.

4.  We note your response to comment one from our letter dated September 4, 2008, the revised disclosure on beginning on pages 13 and 45, and your disclosed definition of affiliate. Please revise to disclose whether Vector views the duties and responsibilities, compensation, and investment interest noted in subparts (b), (c), and (d) of bullet point three to indicate control, control by, or common control between Mr. Dunaway and SCP Partners, Selway Partners, or any of their respective affiliates.

We also note your disclosure on page 44 that the resignation of Cyalume's previous Chief Executive Officer and the appointment of Mr. Dunaway as Cyalume's current Chief Executive Officer both occurred at the request of Vector and were agreed to by Cyalume prior to the signing of the stock purchase agreement. Please revise to disclose whether Vector views such events as an indication of control, control by, or common control between Cyalume and SCP Partners, Selway Partners, or any of their respective affiliates.

The disclosure on pages 15-16 and 49-50 has been revised in accordance with the Staff’s comments.

5.  We note your response to comment three from our letter dated September 4, 2008. Please revise your proxy statement, particularly the summary, management's discussion and analysis, and risk factor sections, to disclose all material financial covenants and conditions precedent contained in the TD Banknorth commitment letter and to discuss their impact on the combined company after the acquisition. In addition, please provide a copy of the term sheet for the subordinated debt.

Yaron Eitan
Vector Intersect Security Acquisition Corp.
September 25, 2008

The disclosure on pages 11-12, 26-27 and 52-53 has been revised in accordance with the Staff’s comments. Under separate cover, pursuant to Rule 12b-4, the Company is providing you a copy of the term sheet for the subordinated debt.

6.  We note your response to comment 14 from our letter dated September 4, 2008 and your revised disclosure on pages 13 and 111 that the warrants purchased by SCP Private Equity Management Company could be used to induce stockholders who indicate their intention to vote against the transaction with Cyalume to sell their shares to Vector's management team. Please include this disclosure on pages 18-19 and 31 where you discuss Mr. Eitan's and Mr. Churchill's proposed efforts to purchase shares from stockholders who otherwise would have voted against the Cyalume transaction.

The disclosure on pages 20 and 33 has been revised in accordance with the Staff’s comments.

Vector's Reasons for the Acquisition and Its Recommendation, page 47

7.  We note your response to comment eight from our letter dated September 4, 2008 and the disclosure added to pages 10 and 35 that TD Banknorth would not lend the remaining amount needed to close this transaction (approximately $7 million) due to the financial position of the company post-transaction. Please revise your discussion of the TD Banknorth commitment letter in this section to include the statement contained on pages 10 and 35 and discuss any material financial covenants and conditions precedent contained in the commitment letter which would materially affect the combined company's financial condition going forward. Emphasize in your discussion of the TD Banknorth commitment letter that the final terms of any loan actually made have yet to be determined.

The disclosure on pages 51-53 has been revised in accordance with the Staff’s comments. In addition, disclosure has been added on pages 12, 39, 52 and 86 to indicate that the final terms of the loan may be different than the terms specified in the commitment letter.

8.  Revise this section to discuss whether Vector's Board considers TD Banknorth's determination not to lend the entire amount needed to close this transaction based on a total purchase price of $120 million to be a material factor in its recommendation to shareholders, particularly in light of your disclosure on page 49 that the purchase price already represents a discount from the $165 million valuation that Vector's management arrived at with the assistance of Rodman & Renshaw.

The disclosure on page 54 has been revised to explain that because the maximum loan amount was made by the bank based on financial metrics that did not relate to Cyalume’s valuation, the Board of Directors did not consider the maximum loan amount in recommending the transaction to the Company’s stockholders.

Yaron Eitan
Vector Intersect Security Acquisition Corp.
September 25, 2008

Negotiations with Cyalume. page 49

9.  We note your response to comment 20 from our letter dated September 4, 2008 and the disclosure added to pages 49 and 50. We continue to believe that disclosure of projections relating to the individual sectors also would appear to be warranted.

Disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector's advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

The company has attached the revenue projections provided by Cyalume to the Company as Annex E. The disclosure on pages 55-56 has been revised accordingly.

Guideline Public Company Analysis, page 53

10.  We note your response to comment 22 from our letter dated September 4, 2008. Please revise your disclosure to provide a descriptive cross-reference to the more detailed information contained in the fairness opinion attached as Schedule C to the proxy statement under the comparable company analysis and the comparable transaction analysis.

Schedule D to the fairness opinion has been added to the Proxy Statement and the cross-references indicated by the Staff have been added on pages 59 and 61.

Beneficial Ownership of Securities, page 117
Security Ownership of Combined Company After the Acquisition, page 119

11.  Please revise to include beneficial holdings related to warrants exercisable within 60 days of any consummation of the Cyalume transaction.

The disclosure on pages 128-129 has been revised in accordance with the Staff’s comments.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Very truly yours,

/s/ Giovanni Caruso

Giovanni Caruso